UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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ANACOR PHARMACEUTICALS, INC.

(Name of Subject Company)

____________________

ANACOR PHARMACEUTICALS, INC.

(Name of Person(s) Filing Statement)

____________________

Common stock, par value $0.001 per share

(Title of Class of Securities)

032420101
(CUSIP Number of Class of Securities)

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Ryan T. Sullivan

Executive Vice President and General Counsel

Anacor Pharmaceuticals, Inc.

1020 East Meadow Circle

Palo Alto, CA 94303

(650) 543-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Michael Davis

H. Oliver Smith

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

(212) 450-4000

____________________

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the communications listed below related to the proposed tender offer by Quattro Merger Sub Inc. (“Merger Sub”), a wholly-owned subsidiary of Pfizer Inc. (“Pfizer”), for all of the issued and outstanding common stock, par value $0.001 per share, of Anacor Pharmaceuticals, Inc. (“Anacor”) pursuant to the terms of the Agreement and Plan of Merger dated May 14, 2016 (the “Merger Agreement”), among Anacor, Merger Sub and Pfizer.

Exhibit Number	Description
99.1	Specified Corporate Transaction Notice to Holders of Anacor’s 2.00% Convertible Senior Notes due 2021 and 2.00% Convertible Senior Notes due 2023

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements, including statements regarding the expected consummation of the acquisition, which involve a number of risks and uncertainties, including the satisfaction of closing conditions for the acquisition (such as regulatory approval for the transaction and the tender of at least a majority of the outstanding capital stock of Anacor); the possibility that the transaction will not be completed; the impact of general economic, industry, market or political conditions; and the other risks and uncertainties identified in Anacor’s periodic filings, including Anacor’s Annual Report on Form 10-K for the year ended December 31, 2015 and Anacor’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, as well as the tender offer documents to be filed with the U.S. Securities and Exchange Commission (“SEC”) by Pfizer and the Solicitation/Recommendation statement on Schedule 14D-9 to be filed by Anacor. These statements constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “may,” “might,” “will,” “should,” “estimate,” “project,” “plan,” “anticipate,” “expect,” “intend,” “outlook,” “believe” and other similar expressions (or the negative of such terms) are intended to identify forward-looking statements. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the results and/or timing discussed in the forward-looking statements, and readers are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date of this communication, and Anacor undertakes no obligation to update any forward-looking statement except as required by law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The tender offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities, nor is it a substitute for the tender offer materials that will be filed with the SEC. The solicitation and offer to buy Anacor stock will only be made pursuant to an Offer to Purchase and related tender offer materials. At the time the tender offer is commenced, Pfizer and its acquisition subsidiary will file a tender offer statement on Schedule TO and thereafter Anacor will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. ANACOR STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF ANACOR SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of Anacor stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC's website at www.sec.gov. Copies of the documents filed with the SEC by Anacor will be available free of charge on Anacor’s internet website at http://www.anacor.com or by contacting Anacor’s Investor Relations Department at (650) 543-7575. Copies of the documents filed with the SEC by Pfizer will be available free of charge on Pfizer’s internet website at http://www.pfizer.com or by contacting Pfizer’s Investor Relations Department at (212) 733-8160.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Anacor and Pfizer file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Anacor and Pfizer at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Anacor’s and Pfizer’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.